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Mail Stop 4561

September 24, 2008

Mr. Mark L. Baum
Interim Chief Executive Officer
CoConnect, Inc.
2038 Corte Del Nogal, Suite 110
Carlsbad, California 92011

> **Re:** **CoConnect, Inc.**
> **Form 10-KSB and 10-KSB/A for the Fiscal Year Ended**
> **December 31, 2007**
> **File No. 000-18958**

Dear Mr. Baum:

We have completed our review of your Form 10-KSB and 10-KSB/A for the Fiscal Year Ended December 31, 2007 and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Christine Davis
Assistant Chief Accountant